EXHIBIT 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2009

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis
Three Months and Six Months Ended June 30, 2009

This Management’s Discussion and Analysis is dated August 12, 2009 and reflects the three month and six month periods ended June 30, 2009 and should be read in conjunction with the interim consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2008. The Company also published an Annual Information Form and an Annual Report on Form 20-F report filed with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company intends to either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico. As the price of gold has moved higher over the past number of years, Seabridge has commenced exploration activities and engineering studies at several of its projects. The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008 and in 2009 has entered into agreements to sell some of its non-core projects. Seabridge’s principal projects, which are located in Canada, are the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Results of Operations
For the three month period ended June 30, 2009, the net loss was $1,278,000 or $0.03 per share compared to $1,305,000 or $0.03 per share in the same period of 2008. In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $156,000 compared to Nil in the 2009 period as all future income tax recoveries had been recognized. The Company’s interest income from cash investments was $145,000 down from $169,000 in the same period of 2008 when interest rates were higher. In the 2009 period, the Company sold some of its marketable securities for a net gain of $115,000. Corporate and general expenses were higher in the 2008 period due to stock option compensation expenses while regular compensation, investor relations and professional fees were slightly higher in the 2009 period.

For the six month period ended June 30, 2009, the net loss was $2,275,000 or $0.06 per share compared to $2,211,000 or $0.06 per share in the same period of 2008. In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $288,000 compared to Nil in the 2009 period as all future income tax recoveries had been recognized. The Company’s interest income from cash investments was $312,000 down from $408,000 in the same period of 2008 when interest rates were higher. In the 2009 period, the Company sold some of its marketable securities for a net gain of $115,000. Corporate and general expenses were higher in the 2008 period due to stock option compensation expenses while regular compensation, investor relations and professional fees were slightly higher in the 2009 period.

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Quarterly Information
Selected financial information for the first two quarters of 2009 and each of the quarters for fiscal years 2008 and 2007:

	2nd Quarter Ended June 30, 2009		1st Quarter Ended March 31, 2009

Revenue	$	Nil	$	Nil
Profit (Loss) for period		$(1,278,000)		$(997,000)
Basic Profit (Loss) per share		$(0.03)		$(0.03)
Diluted Profit (Loss) per share		$(0.03)		$(0.03)

	4th Quarter Ended December 31, 2008		3rd Quarter Ended September 30, 2008		2nd Quarter Ended June 30, 2008		1st Quarter Ended March 31, 2008

Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$13,396,000		$(895,000)		$(1,305,000)		$(906,000)
Basic Profit (Loss) per share		$0.35		$(0.02)		$(0.03)		$(0.02)
Diluted Profit (Loss) per share		$0.34		$(0.02)		$(0.03)		$(0.02)

	4th Quarter Ended December 31, 2007		3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007

Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$(1,336,000)		$(1,473,000)		$(1,947,000)		$(786,000)
Basic Profit (Loss) per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)
Diluted Profit (Loss) per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)

The loss in the second and third quarters of 2007 and the second quarter of 2008 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.

The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico net of an income tax provision of $5.6 million.

Mineral Interest Activities
For the six-month period ended June 30, 2009, the Company incurred expenditures of $5,521,000 on mineral interests compared to $6,047,000 in the same period of 2008 when the Company acquired some surface rights for $1.8 million for the Noche Buena project in Mexico. The remaining expenditures in both periods were mainly concentrated on the KSM project where drilling, engineering, environmental and metallurgical studies continued and new expanded mineral resources were announced.

The Company recently released the results of the update of the 2008 Preliminary Assessment to incorporate the new resource estimate and updated capital and operating cost estimates.

In July, the Company also reported that it had agreed to acquire an additional 8,975 hectares of mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure land. The terms of the agreement require the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years. The property would also be subject to a 4.5% net smelter royalty.

Planned activities for the balance of 2009 at KSM include continued drilling and engineering, environmental and metallurgical studies.

Liquidity and Capital Resources
Working capital at June 30, 2009, was $24,077,000 compared to $30,628,000 at December 31, 2008. Cash was utilized in the six month 2009 period for operating activities in the amount of $7,061,000 (2008 – $1,043,000), and for mineral interests of $6,044,000 (2008 – $5,320,000). Included in the operating activities amount for 2009 was the payment of $5,326,000 in Mexican income taxes due on the sale of the Noche Buena project.

The Company has announced three agreements in 2009 for the sale of mineral properties which if all completed would provide up to a further $11.5 million in cash over the next three years. In addition, the Company would receive common shares and/or convertible debentures of the acquiring companies.

With the anticipated cash inflows as stated above, management of the Company believes the cash position is sufficient to provide for ongoing operating activities for the next three years.

During 2009, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them towards production with major mining companies. The Company has stated in its business plan that it will not place properties into commercial production, on its own, so funds are not required for capital costs.

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Shares Issued and Outstanding
At August 12, 2009, the issued and outstanding common shares of the Company totalled 37,518,685. In addition, there were 1,282,500 stock options granted and outstanding (of which 225,000 were not exercisable). On a fully diluted basis there would be 38,801,185 common shares issued and outstanding.

In addition to the 1,282,500 options outstanding, there were 525,000 options granted which are subject to certain vesting provisions which have not yet been met.

Related Party Transactions
During the six-month period ended June 30, 2009, a private company controlled by a director of the Company was paid $7,200 (Quarter 2 – $2,800) (2008 – $7,100 and $3,500) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $100,000 (Quarter 2 – $50,000) (2008 – $100,000 and $50,000) for corporate consulting services rendered and a third director was paid $11,200 (Quarter 2 – $6,200) (2008 – $8,000 and $4,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company has determined that this new standard did not have a material effect on its financial statements.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements which establish a new Section for accounting for non-controlling interest in a subsidiary. The Company is currently evaluating the impact of these new standards.

Financial Instruments – Disclosures
In June 2009, the CICA amended section 3862, “Financial Instruments – Disclosures”, to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, with early adoption permitted. The Company will apply these amendments for its 2009 annual consolidated financial statements.  The impacts of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

August 12, 2009

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